                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

                               (AMENDMENT NO. 1)


        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   Davidson Diversified Real Estate II, L.P.
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                     Davidson Diversified Properties, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons  -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                   Amount of filing fee
----------------------                                   --------------------
$2,480,132.72                                            $314.23

* For purposes of calculating the fee only. This amount assumes the purchase of 604 units of limited partnership interest of the subject partnership for $4,106.18 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11
         (d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid: $314.23             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: June 14, 2004


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        AMENDMENT NO. 1 TO SCHEDULE TO



         This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the "Schedule TO") relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate II, L.P., a Delaware limited partnership (the "Partnership"), at a price of $4,106.18 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated June 14, 2004, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer.



         Item 4 and Item 13 of the Schedule TO are hereby amended as follows:

         (a) The following sentence under "THE LITIGATION SETTLEMENT OFFER -
Section 3. Procedure for Tendering Units - Appointment as Proxy; Power of Attorney" in the Offer to Purchase, is deleted in its entirety:

         "We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting."






         (b) The following sentence in the eleventh paragraph of the Letter of Transmittal is deleted in its entirety:

         "The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon its acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting."

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  June 29, 2004

                                           AIMCO PROPERTIES, L.P.

                                           By:  AIMCO-GP, INC.
                                                Its General Partner


                                           By:  /s/ Martha L. Long
                                                -------------------------------
                                                Martha L. Long
                                                Senior Vice President


                                           APARTMENT INVESTMENT AND
                                           MANAGEMENT COMPANY


                                           By:  /s/ Martha L. Long
                                                -------------------------------
                                                Martha L. Long
                                                Senior Vice President


                                           AIMCO-GP, INC.



                                           By:  /s/ Martha L. Long
                                                -------------------------------
                                                Martha L. Long
                                                Senior Vice President



                                           DAVIDSON DIVERSIFIED PROPERTIES, INC.



                                           By:  /s/ Martha L. Long
                                                -------------------------------
                                                Martha L. Long
                                                Senior Vice President